1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 2, 2010

Via Messenger and edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Amendment No. 2 to Registration Statement on Form S-1 Filed January 22, 2010 Registration No. 333-162015

Dear Ms. Gowetski:

On behalf of the United States Brent Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on April 2, 2010.  The enclosed copy has been marked to show changes from Amendment No. 2 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of February 17, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Jennifer Gowetski, Esq.
April 2, 2010

Response:  The Registrant has included audited financial statements for the Registrant and United States Commodity Funds LLC, its General Partner, as of and for the year ended December 31, 2009.

Cover

2.
Please revise your cover page to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Response: The Registrant has revised the registration statement cover page to indicate that it is a non-accelerated filer.

Breakeven Analysis, page 7

3.
We note your response to comment 2 of our letter dated January 6, 2010.  We continue to believe that you should revise footnote 7 to clarify, if true, that the 1.34% listed as the percentage of initial selling price per unit assumes $30 million in assets or otherwise clarify how the 1.34% was calculated.

Response:   Footnote 7 to the breakeven table shows what the breakeven point would be if only one creation basket was sold and the Registrant had only $5 million in assets under management, the minimum amount of assets required to launch the Registrant’s operations.  This was included in response to a comment from the National Futures Association.  The amount included in the footnote, or 3.92%, was derived by assuming assets of $5 million (instead of $30 million) for purposes of the calculations made in footnotes 5 and 6.  The figure 1.34% assumes that the Registrant has assets of $30 million under management for purposes of footnotes 5 and 6.  In order to clarify this, the Registrant has added language to footnote 7 to make clear that the number in the table assumes $30 million in assets.

Performance of the Related Public Funds, page 36

4.	Please update your disclosure through December 31, 2009, as appropriate.

Response: The Registrant has included performance data for the Related Public Funds through February 28, 2010.

*                      *                       *

Jennifer Gowetski, Esq.
April 2, 2010

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.